UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):
Yes ☐    No ☒

PAGS Day 2021 Luis Frias Founder and Chairman Ricardo Dutra Chief Executive Officer Marden Neubert Chief Technology Officer Q&A Strategy and Technology Session 1 | 50 minutes Session 2 | 30 minutes Alexandre Magnani Chief Operating Officer Q&A Payments Session 3 | 40 minutes Marlei Silva Head of Digital Accounts Fábio Herszkowicz Head of Financial Services Q&A Banking Session 4 | 60 minutes Eric Oliveira Head of Investor Relations Rogério Goulart Chief Risk Officer Artur Schunck Chief Financial Officer Q&A ESG, Credit and Next Steps Break Time | 20 minutes
PAGS DAY 2021 - 1

LUIS FRIAS FOUNDER AND CHAIRMAN
PAGS DAY 2021 - 2

Luis Frias Founder and Chairman Education • Bachelor’s Degree: Economics from USP Professional Background
PAGS DAY 2021 - 3

The road so far R$ 660 billion Acquiring TPV 2015 to 2021e R$ 6.2 billion AuC + Deposits Sep-21 R$ 1.6 billion Total Credit Portfolio Sep-21 2.2 million PagBank Active Clients Sep-21 7.7 million Active Merchants Sep-21 12x more profits Net Income Non-GAAP | LTM vs. 2016
PAGS DAY 2021 - 4

A whole new world ahead of us… Number of Internet Users¹ #5 number of individuals using internet¹ #2 daily time spent using internet² 99% Brazilian population have access to 4G coverage³ 95% Brazilian population have access to internet via cell phone4 1. Source: Mary Meeker | “Internet Trends 2019”, Jun-2019; 2. Source: Global Web Index (Q2 & Q3 2018); 3. Source: Brazilian Telecom companies (https://www.teleco.com.br/4g_cobertura.asp); 4. Source: BID and GTD.GOV (https://www.mobiletime.com.br/noticias/23/03/2021/penetracao-da-internet-movel-no-brasil-e-de-95-revela-bid/).
PAGS DAY 2021 - 5

…creates a unique opportunity… Brazilian Total Credit Portfolio¹ 2021 71% concentrated in 5 largest banks 1. Source: Brazilian Central Bank and companies’ public information. Incumbent Legacies 1st preserving the status quo and their existing profits 2nd IT platforms (built 20 to 30 years ago)not integrated
PAGS DAY 2021 - 6

…to build up the next banking experience now PAGS Competitive Advantages Tech-DNA + Digital born Mobile First Complete banking platform + Payments Most profitable payment company Incumbent legacy UOL’s 90% reach among Brz internet audience 7,000 computer engineers at UOL Group
PAGS DAY 2021 - 7

PAGS is the most profitable company Payments 1H21 1H21 Net Income / TPV1 Financial Services Opex per client² The highest profitability PagBank ARPU is 4x smaller than Digital Banks’ and 25x smaller than Incumbents Banks’ ARPU 1. Non-GAAP Net Income / Acquiring TPV. Based on companies’ public information; 2. Opex per client: Operational Expenses / (Active client last 5 quarters average). Source: companies’ public information.
PAGS DAY 2021 - 8

PAGS: 35% of Nu’s clients and 57% Nu’s OpEx per client
PAGS DAY 2021 - 9

Non-GAAP Financial Measures; Forward-Looking Statements This presentation includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non- GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. You can find the reconciliation of these non- GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11, 2021 available on our website: https://investors.pagseguro.com. This presentation also includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium-term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation. Our actual results could differ materially from those predicted or implied by forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this presentation. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. We assume no obligation to update such forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.
PAGS DAY 2021 - 10

Ricardo Dutra Chief Executive Officer
PAGS DAY 2021 - 11

Ricardo Dutra Chief Executive Officer Education • Master’s Degree: Full-time MBA from Darden | University of Virginia • Executive Education: FGV-SP • Bachelor’s Degree: Electrical/Industrial Engineering from FEI Professional Background
PAGS DAY 2021 - 12

Seasoned and highly motivated Management team Ricardo Dutra Chief Executive Officer Alexandre Magnani Chief Operating Officer Marden Neubert Chief Technology Officer Artur Schunck Chief Financial Officer Marlei Silva Head of Digital Account Fábio Herszkowicz Head of Financial Services Rogério Goulart Chief Risk Officer
PAGS DAY 2021 - 13

Brazilian Payments Timeline

PAGS DAY 2021


SPECIMEN
SPECIMEN

1950

- **Dinners Club** launched as a Shopping Card


REAL

1990

- The “**Real Plan**” supports growth and new kinds of credit cards were launched (vouchers, among others)
- **VisaNet** and **Redecard** founded
- Beginning of **card issuance duality** in the Brazilian market

2006

- **PAGS** founded

2010

- End of the exclusivity agreement between **Visa + Cielo** and **Master + Rede**



2013

- **PAGS** starts selling POS
- **BACEN** launches the Payments Institutions regulation


IPO

2018

- **PagSeguro’s NYSE IPO:** the largest raising capital through an IPO for a Brazilian fintech (**$2.6B**)

2019

- Launch of the **BC # agenda**, by the Central Bank, to foster competition and creating opportunities for new players like **PAGS**

2020

- Launch of **PIX** and initial phases of **Open Banking** by the Central Bank

4

Moving upmarket is easier than the opposite


ENTERPRISES
SMB
LONGTAIL

PAGS' winning strategy

- Local player aware of the opps/risks
- First mover and >90% online audience coverage (UOL) drives scalability lowering CAC
- Mobile first experience: no bureaucracy
- Robust infrastructure to serve longtail extended to larger merchants
- Tech-DNA supports competitive pricing policies and healthy LTV

5

1. Non-GAAP Net Income / Acquiring TPV. Based on companies' public information;
2. ARPU: LTM Revenue (Financial and Services) / (Active client last 5 quarters average). Source: companies' public information.

…reaching +40% profit market share of the industry Non-GAAP Net Income 9M21 R$ milion (%) PagSeguro 1091.0    41% Cielo 753.5 28% Rede 374.6 14% Getnet 282.0 11% Stone 169.6    6% Brz Acquiring    2670.6 100%10% of TPV market share 20% of Revenue Pool +40% of Profit Pool 1. Non-GAAP Net Income 9m21 / Acquiring TPV. Based on companies’ public information; 2. ARPU: LTM Revenue (Financial and Services) / (Active client last 5 quarters average). Source: companies’ public information.
PAGS DAY 2021 - 16

Healthy returns encourages to keep investing… ARPU¹ Merchants with PagBank / Merchants without Payback² 6.3 1.3 Q1    Q2 Q3    Q4 Q5    Q6 Q7    Q8 04 quarters ROI² 4x to 7x Varying according to cohorts after 11 quarters 1. ARPU: Longtail clients only; 2. As of 2018 and 2019; 7
PAGS DAY 2021 - 17

PagBank is a key driver to diversify revenues + profits… PAYMENTS    +    BANKING PAYMENTS SOFTWARES CARDS BANKING LOANS INVESTMENTS MARKETPLACE INSURANCE PARTNERSHIPS 8
PAGS DAY 2021 - 18

…and there is a unique opportunity ahead of us… 22X bigger than Acquiring 0.1% of Revenue Pool 9
PAGS DAY 2021 - 19

…while payments is a relevant entry-point Payments are a “gateway” to a broader and powerful financial services offerings such as cards, lending, investments, insurance, marketplace, and partnerships PIX PAYMENTS CROSS BORDER TRANSACTIONS CARDS BILL PAYMENTS MOBILE TOP UPS PARTNERSHIPS LENDING CREDIT CARDS INVESTMENTS MARKETPLACE INSURANCE 10
PAGS DAY 2021 - 20

PAGS is the most profitable company Payments 1H21 Net Income Yield¹    0.63% 0.10% 0.08% 0.03% Market Share 9.7% 16% 28% 24% 10% The highest profitability Financial Services Average Revenue per User (ARPU)² 25x 4x R$83 R$342 R$2.053 PagBank Inter and Nubank Bradesco, Itaú, and Santander PagBank ARPU is 4x smaller than Digital Banks’ and 25x smaller than Incumbents Banks’ ARPU 1. Non-GAAP Net Income / Acquiring TPV. Based on companies’ public information; 2. ARPU: LTM Revenue (Financial and Services) / (Active client last 5 quarters average). Source: companies’ public information. 11
PAGS DAY 2021 - 21

Non-GAAP Financial Measures; Forward-Looking Statements This presentation includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non- GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. You can find the reconciliation of these non- GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11, 2021 available on our website: https://investors.pagseguro.com. This presentation also includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium-term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation. Our actual results could differ materially from those predicted or implied by forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this presentation. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. We assume no obligation to update such forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F. 12
PAGS DAY 2021 - 22

MARDEN NEUBERT CHIEF TECHNOLOGY OFFICER
PAGS DAY 2021 - 23

Profile photo of Marden Neubert Marden Neubert Chief Technology Officer Education • Executive Education: Columbia, Berkeley and Stanford • Master’s Degree: Computing Science from UFMG • Bachelor’s Degree: Computing Science from UFMG Professional Background Deutsche Bank simplifica plataforma de desenvolvimento e democratiza a TI
PAGS DAY 2021 - 24

HOW PAGS LEVERAGES ITS TECH CAPABILITIES Scalability Security Build or buy decisions Hiring and developing talent Imagem Imagem Imagem Agile Mindset Imagem Data Engineering Imagem 3 Technology as a competitive advantage
PAGS DAY 2021 - 25

STAYING AHEAD OF A BUSINESS IN ACCELERATED EXPANSION How can we stay ahead in a business with exponential growth? Usual response: Cloud Computing ...but c loud can be very costly, even with properly designed applications ... How can we be scalable and cost - effective at the same time? Our answer is a L ayered M odel CORE DATABASES ACQUIRING SPECIALIZED APPLIANCES MAIN APPLICATIONS CORE APIs BACKOFFICE SYSTEMS EXTERNAL APIs WEBSITE APPS APP ENDPOINTS SCHEDULED PROCESSES Desenho com traços pretos em fundo branco e letras pretas em fundo branco Descrição gerada automaticamente com confiança média 4 Unconstrained growth
PAGS DAY 2021 - 26

5 Jan - 06 Oct - 21 Oct - 17 142 months Aug - 18 +10 months Feb - 21 +4 months May - 21 +3 months Aug - 21 +3 months Oct - 21 +2 months Exponential growth led to billions of transactions Period to reach 1 billion transactions¹ Jan - 2006 to Oct - 2021 1. Source: Internal data .
PAGS DAY 2021 - 27

A RESPONSIBILITY OF THE WHOLE ORGANIZATION Imagem • Security is a responsibility of the whole organization • Product development embraces security from the beginning • All tests are automated , including security tests • Security by design 6 Security as a prime directive
PAGS DAY 2021 - 28

SECURE AND SEAMLESS, MADE FOR BRAZIL’S REALITY • Risk & Compliance: specialists in the business side of security • Know Your Customer (KYC): responsibility of R&C • Tech comes in to make the whole KYC process smoother • Our digital onboarding works on low - end smartphones and makes manual processes more efficient Imagem Imagem 7 Know your customer
PAGS DAY 2021 - 29

WITH PROPER GOVERNANCE, THEY CAN COEXIST • Security when applied to data means all information is protected from unauthorized access • Security by design protects data from external threats • Information can be more accessible and more secure • Data Governance: best of both worlds , with automation • We also need Data Loss Prevention tools Imagem Imagem 8 Data security and accessibility
PAGS DAY 2021 - 30

Data engineering process



DATA DELIVERY TEAMS
DATABASES
MICROSERVICES APPS
SAAS APP
EXTERNAL SERVICES
DATA COLLECTOR (EVENTS STREAMING)
BROKER
DATA SCIENTIST
DATA ENGINEER
DATA ANALYST
AGILE MASTER
PRODUCT
BUSINESS UNIT 1
BUSINESS UNIT 2
BUSINESS UNIT 3
BUSINESS UNIT 4
DATA TEAMS RULED BY AGILE PRINCIPLES
FEDERATIVE STRATEGY WITH DECENTRALIZED TEAMS COLLABORATING IN THE SAME DATA ECOSYSTEM
SERVICE LAYER
DATA SHARING
DATA VISUALIZATION
ML DEVELOP.
DATA ANALYSIS
MACHINE LEARNING PLATFORM
RAW DATA
TRUSTED DATA
FEATURE STORE
ACCESS CONTROL
LINEAGE
CATALOG
DATA GOVERNANCE CAPABILITIES
INFORMATION PUBLISHED SECURELY CHEAPLY, AND WITH STRUCTURE
DATA IS PROCESSED, AGGREGATED, ANALYZED, AND REFED INTO PIPELINES

9

7

AUTONOMY, FREQUENT RELEASES, ADAPTABILITY Imagem 2 PRODUCT BACKLOG SPRINT BACKLOG SPRINT NEW PRODUCT OR NEW FEATURE DAILY MEETING • PAGS uses agile methods since 2008 • Lean and Kanban concepts are applied to the whole product lifecycle • Teams have autonomy to make decision over their products • Frequent releases with minimal disruption enable testing new features • Feedbacks from experiments allow fast decision making 10 Agile Mindset
PAGS DAY 2021 - 32

MORE SECURE , COST - EFFECTIVE AND USER - FRIENDLY SYSTEMS OUR APPROACH Keep control over the user experience QUICK AND CHEAP VS. SCALABLE AND EFFICIENT RESULT All licensed or acquired solutions are tested for security and scalability Move quickly into new opportunities and test them cheaply Over time, we tend to have most of core systems developed internally 11 Build or buy decisions
PAGS DAY 2021 - 33

• All strategy depends on being efficient in hiring and developing tech talent • Attraction : PAGS is a reference in tech in Brazil • Development : we leverage core aspects of our culture Imagem Imagem 1 1. F reedom to make decisions and accountability 2. C onstant learning and improvement 3. C ollaboration 12 Hiring and developing talent
PAGS DAY 2021 - 34

This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses , as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F . Non - GAAP Financial Measures; Forward - Looking Statements 13
PAGS DAY 2021 - 35

ALEXANDRE MAGNANI CHIEF OPERATING OFFICER
PAGS DAY 2021 - 36

Alexandre Magnani's email & phone | PagSeguro Digital's Director, Comercial E Marketing contact info Alexandre Magnani Chief Operating Officer Education • Master’s Degree: Business Administration from FGV • Bachelor’s Degree: Business Administration from FGV Professional Background MasterCard Logo - PNG e Vetor - Download de Logo Rede Logo - PNG e Vetor - Download de Logo Cartão Credicard oferece corridas gratuitas com o Uber | Cartão de Crédito na WEB 2
PAGS DAY 2021 - 37

How can we keep growing profitably in a more competitive market? Conta PJ grátis, sem burocracia e 100% digital The challenge 3
PAGS DAY 2021 - 38

Consistent growth in the next 2 years supported by economy recovery 2016 2017 2018 2019 2020 2021E 2022E 2023E 1 2 1 4 1 6 1 8 2 0 2 5 2 9 3 5 Credit Debit Pre paid 28% 30% 33% 38% 43% 45% 47% 50% 55% 56% 57% 59% 57% 59% 61% 62% 2016 2017 2018 2019 Brazil USA UK Australia 43% 47% 53% 60% 2020 2021E 2022E 2023E Electronic payment still have space to grow when compared with mature and digital economies CAGR after Pandemic 2 Addressable market continues to expand… 4 1. Source: Brazilian Cards Association (ABECS). Data considers Brazilian Government Financial Aid, usually knowm as “Coronavoucher”; 2. Source : Brazilian Cards Association (ABECS) estimates for 2022 and 2023 and internal estimates; 3. Source: World Bank and BIS | 2016 to 2019, Brazilian Cards Association (ABECS) and IBGE 2020 and 2021. Acquiring TPV 1 20% p.y . CAGR before Pandemic 14% p.y . Acquiring TPV / PCE 3 Expected PCE for Brazil 2021 2023
PAGS DAY 2021 - 39

DISTRIBUTION CHANNELS PAYMENT METHODS AND SOLUTIONS VALUE ADDED SERVICES COMPLETE ECOSYSTEM Imagem Unmatched virtual and physical reach Imagem Imagem Imagem Imagem Imagem Cash In Cash Out Diverse Revenue Sources Imagem Imagem Imagem Post_251_Imagem_em_destaque.png unnamed.png 5 …and we have the right strengths to win the best share of it

PAGS DAY 2021 - 40

Captura de Tela 2021-11-11 às 17.57.20.png 6 The best channels to target with efficiency the most profitable segments in the payments space from our core longtail… High traffic, simple, self - service and efficient digital channel • >20 million visits in our online store (boosted from UOL traffic) • 7.7 million active merchants • +80% M0 activation due to fast delivery • >70% of new merchants never accepted cards before • Combo package distribution: PagSeguro POS Device + PagBank Cash Card YTD SET - 21 HIGHLIGHTS 100 109 117 113 111 112 113 118 121 jan/21 fev/21 mar/21 abr/21 mai/21 jun/21 jul/21 ago/21 set/21 Net Take Rate | Longtail Indexed to 100
PAGS DAY 2021 - 41

• +300 Hubs strategic placed across the country • Highly - skilled and motivated salesforce • Sales with instant delivery and activation of POS device • Intelligent/automated sales routes through app on Pag P hone (Business phone, receive payments from POS sales, automated routes app) Captura de Tela 2021-11-11 às 17.54.48.png Captura de Tela 2021-11-11 às 17.55.30.png OUR COMPETITIVE ADVANTAGES 100 108 113 102 107 109 106 106 106 jan/21 fev/21 mar/21 abr/21 mai/21 jun/21 jul/21 ago/21 set/21 Net Take Rate | HUBs 7 …with strong execution also focused on SMBs segment… Wide, vibrating, intelligent and efficient sales Hubs force Indexed to 100
PAGS DAY 2021 - 42

…and expert sales/integration teams to address enterprise business and tech integrated partners

PAGS DAY 2021

Specialized sales force developing new business models

TECH PARTNERS HIGHLIGHTS

- **118%** Acquiring TPV growth (9M21 vs 9M20)
- **+200** tech partners apps integrated through our smart devices and APIs
- **Payments + ERPs + Loyalty:** Joint offer of combined solutions
- **Different business models** to support aggregators and tech partners
- **Complete set of value-added services** to support Omnichannel payment solutions for larger and sophisticated merchants

Net Take Rate | **Enterprises**


100
111
122
113
105
107
101
107
109
Indexed to 100
jan/21
fev/21
mar/21
abr/21
mai/21
jun/21
jul/21
ago/21
set/21


meep
INSIRA SEU CARTÃO...
QUERO2INGRESSOS.COM.BR

8

9 Complete set of solutions and payments methods Largest product portfolio with 4 POS device suppliers PagPhone: celular, máquina de cartão e banco juntos | Loja PagSeguro Máquina de Cartão com Wifi sem aluguel | Loja PagSeguro A picture containing text, indoor Description automatically generated Shape Description automatically generated with medium confidence PagSeguro TEF Shape Description automatically generated with medium confidence PagPhone A yellow calculator with a screen Description automatically generated with medium confidence Minizinha NFC
PAGS DAY 2021 - 44

Digital payments developments focused on extracting value from payments chain by enabling any merchant to sell online

PAGS DAY 2021

Online Merchants' Solutions


Boleto Digital
In App
QR Code
PagSeguro
Pede Fácil
Food Delivery
Yamí
Online Split Payments
Cross Border
Payments
BOA COMPRA by PagSeguro
Online Acquiring and E-Wallet
Link of Payments
Non card present transaction
Check Out
Fast and Safe Transactions
Envio Fácil
Logistics

OUR COMPETITIVE ADVANTAGES

- **83% y/y** growth in Online TPV
- Average online ticket is **35%** higher than offline
- Average TPV of On+ Offline merchants is **2.5x** higher than TPV for Offline merchants[1]
- **85% y/y** growth in Cross-border TPV

1. Considering Longtail + SMB merchants.

10

• +1M merchants using Pagvendas to manage their businesses • ClubePag : Fully integrated Loyalty Program • Discounts , Cash Back, Push notification • +200 Tech partners apps integrated in our smart devices • In - app reconciliation • Dashboards • Business Insights • ~20% TPV using our reconciliation solutions Mapa do Brasil com 3 círculos cada um com 1 pessoa diferente dentro e outro círculo com um ponteiro de localização. 11 Beyond payments, helping businesses growth through value - added services
PAGS DAY 2021 - 46

Merchants without PagBank Merchants with PagBank ARPU¹ 100 475 CHURN 100 78 NPS 100 136 12 PagBank enrich our ecosystem, offering financial services to increase revenues and merchants’ loyalty 1. Date: Sep - 21. Considering longtail customers only. >75% of Longtail merchants use PagBank

PAGS DAY 2021 - 47

This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F . Non - GAAP Financial Measures; Forward - Looking Statements 13
PAGS DAY 2021 - 48

MARLEI SILVA HEAD OF DIGITAL ACCOUNT
PAGS DAY 2021 - 49

Mercado Livre Logo - PNG e Vetor - Download de Logo Marlei Silva (mssilva) - Profile | Pinterest Marlei Silva Head of Digital Account Education • Master’s Degree: Business Administration from the Wharton Business School • Postgraduate Degree: Finance from IBMEC • Bachelor’s Degree: Economics from FECAP Professional Background Consulting industry - Brazil | Consultancy.lat GuiaBolso é confiável e seguro? - Konker
PAGS DAY 2021 - 50

Acquiring | Receivables (Settlement or TPV) Pre p aid Cards | ATM Withdraw Individual Entrepreneurs (micromerchants) v Sending v Receiving 3 Full banking platform FOR PAGSEGURO’S CLIENT BASE AND MORE ...
PAGS DAY 2021 - 51

Full banking platform

PAGS DAY 2021

FOR PAGSEGURO'S CLIENT BASE AND MORE...

	Individual Entrepreneurs (micromerchants)	Consumers
Receiving	Acquiring | Receivables | Wire Transfers | Salaries | Government Programs (Coronavoucher) | Boletos' top-up	
Sending	Prepaid Cards | Wire Transfers | PIX | P2P | Massive Transfers	
Spending & Banking	Suppliers | Payroll | ATM Withdraw | Cards | Loans | Insurance | Bill Payments | Tax Collections | Cellphone top-up | Services top-up | Shopping | Etc	

4

Full banking platform

PAGS DAY 2021

FOR PAGSEGURO'S CLIENT BASE AND MORE...

	Individual Entrepreneurs (micromerchants)	Consumers	SMEs (NEW)
Receiving	Acquiring | Receivables | Wire Transfers | Salaries | Government Programs (Coronavoucher) | Boletos		
Sending	TED (Wire Transfer) | PIX | P2P | Massive Transfers		
Spending & Banking	Suppliers | Payroll | ATM Withdraw | Cards | Loans | Insurance | Bill Payments | Tax Collections | Cellphone top-up | Services top-up | Shopping | Etc		
Investing	Conta Rendeira | PagInvest (PagBank CDs, 3rd Party Investment Funds, Treasury Bonds, Financial Education)		

5

5%15% 3.7 4.9 6.7 7.9 9.1 11.2 1Q20 Merchants Consumers 2Q20 3Q20 4Q20 1Q21 2Q21 4 6% 5 4% 12.2 3Q21 226% ~50% of customers consider PagBank as their main bank account 2 PagBank Share of Pix Transactions of 9.3% Active customers use on average 2.8 different products per month 4 6 Banking clients using PagBank more than ever… PagBank Active Users¹ # million of users 1. Active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in the ir digital account on the last day of the month; 2. Based on monthly research with PagBank customers; 3. Based on September 2021; 4. As of 3Q21.
PAGS DAY 2021 - 54

Marketplace Mobility Instore discounts Food Music Gas Cellphone top - up Streaming Paid TV top - up Gaming & Internet Imagem share.jpg Among others 1366_2000.jpg Playstation-Wallpaper-19-1920x1080.jpg xbox-logo-1159774-1.jpeg 16194009735703.jpg Among others 300510.jpeg channels4_profile.jpg Captura de Tela 2021-11-11 às 09.41.21.png Captura de Tela 2021-11-11 às 09.49.11.png 0f2d3d18d4266347b9bebb1a339fca64.jpg Captura de Tela 2021-11-11 às 09.54.19.png +100 Stores Captura de Tela 2021-11-11 às 09.57.52.png pennsylvania-sues-uber-over-late-breach-notification-showcase_image-7-a-10703-1.jpg Among others Captura de Tela 2021-11-11 às 10.07.20.png U84G1Vvp_400x400.png Loading Loading Imagem 2M unique customers using convenience services in 3Q21 9.8M transactions in 3Q21 in convenience services 1 60% recurrency customers used convenience services 2 7 …with relationship way beyond regular banking 1. Convenience services considers marketplace transactions plus top - ups (cellphone, Shell Box, cable TV, food, mobility and game s); 2. Recurrency between 2Q21 and 3Q21.
PAGS DAY 2021 - 55

7 95M logins in 3 Q21 : 1x login per workday for every PagBank client 1.3 M customers receiving cashback monthly R$ 58.8 B in PagBan k TPV¹ in 3Q21 : 2. 6 x higher than 3Q20 Imagem Imagem Imagem 8 Exploring high traffic and engagement… 1. Includes prepaid card top ups, cash cards spending, credit cards, mobile top ups, wire transfers to different people, cash in through boletos , bill payments, tax collections, P2P transactions, QR Code transactions, Loans, Super App and GMV.
PAGS DAY 2021 - 56

…boosted by fast deployment of our product roadmap

PAGS DAY 2021

THROUGH CONSTANT PRODUCT DEVELOPMENT TARGETING CUSTOMER NEEDS

2018

- Bill payments
- QR code payments
- P2P payments

2019

- Instant payments
- Credit card
- Cash card
- App onboarding
- Payroll portability
- Conta Rendeira (Savings Account)
- Cashbacks
- Mobile top up
- Services top up
- Tax Collection

2020

- PIX
- Certificate of Deposits
- 3rd Party Funds
- PagHealth
- Home Insurance
- Personal Accidents Insurance
- Payroll loans
- Virtual credit card
- Marketplace
- Shell
- Bilhete único top-up
- Automobile tax payments (DETRAN)
- Services and offers map
- Caixa virtual card
- Bolsa Merenda
- Coronavoucher
- Partnerships with retailers for discounts

2021

- PIX new products and improvements
- Financial Education
- Treasury Bonds
- New partnerships with retailers for discounts
- Expanded gift cards offering
- Expansion of marketplace retailers
- Cell phone insurance
- New services top up
- DDA (easier way to manage and pay bills)
- Débito Automático (scheduled automated process for bill payments)

9

This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses , as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F . Non - GAAP Financial Measures; Forward - Looking Statements 10
PAGS DAY 2021 - 58

FÁBIO HERSZKOWICZ HEAD OF FINANCIAL SERVICES
PAGS DAY 2021 - 59

PDF Free Download Fábio Herszkowicz Head of Financial Services Education • Executive Education: Wharton Business School, Swiss Finance Institute and Ashridge • Bachelor’s Degree: Business Administration Professional Background Rede Logo - PNG e Vetor - Download de Logo C&A Logo PNG Transparent (1) – Brands Logos ibi – Zanc Walmart Logo - PNG e Vetor - Download de Logo
PAGS DAY 2021 - 60

78% of total credit volumes for consumers 63% of total credit volumes for companies 2 Leading acquiring company serving the longtail market 55% of PagBank consumers are under 34 years old vs . 30% in banks Only 4 . 2% of PAGS portfolio is concentrated in the Top 100 customers Top 5 banks 1 concentration of credit market Brazil still has >60 million people underbanked 3 Fulfilling the SMB and unbanked needs is in PAGS DNA Brazil credit market (R$ trillion) Portfolio Concentration (%) Top 100 Diversified Exposure 4 . 2% 12 4% 18 5% 81 . 5% 87 . 6% 95 . 6% Companies’ Loans Total Loans Individuals’ Loans 2.5 2.2 4.7 78% 63% 71% Top 5 bank concentration 3 1. Source: Brazilian Central Bank. Major 5 banks (Banco do Brasil, Bradesco, Caixa Econômica Federal, Itaú Unibanco and Santander Brasil), concentration in Brazil, excluding BNDES; 2. Considering SMBs and mid/large companies; 3. Source: Brazilian Central Bank and IBGE (Instituto Brasileiro de Geografia e Estatística ). Itaú Logo - PNG e Vetor - Download de Logo PagBank Logo Vector (.AI) Free Download PAGS has entered in an underserved market…
PAGS DAY 2021 - 61

A variety of services comprising transactional , credit offerings , and insurance products that reaffirm our mission to promote financial inclusion Credit Non - Credit PagInvest 4 …launching a complete ecosystem in 2 years…
PAGS DAY 2021 - 62

MERCHANT CONSUMER WORKING CAPITAL LOAN Working Capital Loans , SMBs Loans SUPPLY CHAIN FINANCE Supply Chain Finance REVOLVING CREDIT LINE Overdraft CARDS Credit Card, Multiple Card, Prepaid Card, Cash Card INVESTMENTS CDs, Brz Treasury Bonds , Investment Funds , Home Broker INSURANCE Health, Life, Home, Credit Life, Cellphone PERSONAL LOANS Personal Loan , Pension Fund Backed , Public /Private Payroll Backed Tailored financial solutions for each segment needs 5 ...to serve merchants and consumers
PAGS DAY 2021 - 63

CARDS PREPAID / CASH CARDS LOANS INVESTMENTS INSURANCE Imagem Imagem Imagem Imagem Imagem Imagem 6 PagBank app is client - oriented… We believe in customer experience and mobile - first experience Customer Feedback: Our App is rated among the best apps reviewed!
PAGS DAY 2021 - 64

CREDIT LEVERAGING CROSS - SELL INTO OUR CUSTOMER BASE Working Capital Current disbursements over TPV <1% Credit Cards Current penetration in our account base <5% (Peers level around 65%) Seeking growth in additional credit products Payroll Loans, Supply Chain Finance, Multiple Card (credit + debit ) 2 . 9x 3 . 2x 12 . 9x Credit Disbursements Indexed to 100% Credit Portfolio 1 R$ billion Credit Revenue per customer 2 Indexed to 100% Profitability and low delinquency levels encourage us to accelerate our credit expansion 100% 1,008% 1Q20 1,290% 3Q21 3Q20 1Q20 3Q20 3Q21 0.49 1.09 1.55 100% 200% 289% 3Q21 1Q20 3Q20 7 …and understands merchants’ credit needs… 1. Working Capital, Personal Loans, SCF, Payroll Backed Loans, Credit Card and Overdraft; 2. (Net Revenue) * 4 / (PagBank Digital Account base with active credit product).

PAGS DAY 2021 - 65

84% of loans clients would “ certainly recommend ” the product to others 1 Great user interface and proximity: 92% of clients do not have doubts about the MDR increase collection method Imagem What would you do if you needed a new loan? Users reviews regarding lending product 2 : “It was a great experience, it helped me while my store was closed [due to Covid] so that I could pay my debts .” “Very grateful, it helped my company a lot, I'll make another one as soon as possible, as it's all very fair. Thank you very much and I’ll recommend it to everyone.” “Making loyal customers , just like me. Very good, thank you.” “Helped me through difficult times, thanks, PagBank team.” 8 …fostering engagement and higher ARPU Accessibility and financial inclusion are reflected in the positive customer feedback 1. Internal survey conducted in 2Q21 with all active loan customers; 2. Reviews originally in Portuguese and freely translated into English.

PAGS DAY 2021 - 66

Cash cards engage customers in account usage PagBank efforts to grow are paying off : • Quarterly TPV more than tripled since beginning of 2020 • Expanded the active clients base by almost 4 times in the same period TPV Indexed to 100 Active Clients Indexed to 100 3 . 4x 3 . 6x 100% 255% 337% 1Q20 3Q20 3Q21 100% 255% 385% 3Q21 1Q20 3Q20 9 Cards are key to monetize cash - out...

PAGS DAY 2021 - 67

...while investments increases AUC + deposits

COMPLETE DIGITAL INVESTMENT PLATFORM:			
INVESTMENT FUNDS	FIXED INCOME	BRZ TREASURY BONDS	EQUITIES (HOME BROKER)

Strong growth y/y and long-term opportunity:
PAGS' customers are much younger than those of the traditional banks

AUC + Deposits
R$ billion



+63%
1.8
3.8
6.2
1Q20
3Q20
3Q21

Active Clients[1]
thousand



13X
0.2
30.0
391.0
1Q20
3Q20
3Q21

Investors distribution
by age (%)



Under 35
Over 35
70
30
29
71
Traditional Banks

1. Investors with active position or single transaction within a 30-day period (buy or sell).

10

PAGBANK ACTS AS A NAMED INSURED: THE PRODUCT OFFERING, AND THE DIGITAL POLICY CAN BE EASILY ACCESSED ON A MOBILE DEVICE THROUGH THE PAGBANK APP Imagem MOBILE PURCHASE BEST UX Customers can access the exclusive insurance marketplace inside the PagBank App Customers contract products through a payment gateway fully integrated with PagBank PRODUCTS & PARTNERS Health Assistance Home Insurance Life Insurance Mobile Insurance Credit Life Imagem Imagem Imagem Imagem Imagem 11 Insurance offerings complement our ecosystem

PAGS DAY 2021 - 69

This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F . Non - GAAP Financial Measures; Forward - Looking Statements 12
PAGS DAY 2021 - 70

Imagem 4 ERIC OLIVEIRA HEAD OF INVESTOR RELATIONS
PAGS DAY 2021 - 71

Eric Oliveira Head of Investor Relations Education • Master’s Degree: Advanced Program in Finance from INSPER • Bachelor’s Degree: Economics from UNICAMP Professional Background S&P Global Logo Download Vector Programa B3 de formação continuada em mercado de capitais para jornalistas e formadores de opinião - Saint Paul Logo CPFL Energia – Logos PNG Vivo logo - PNG e Vetor - Download de Logo
PAGS DAY 2021 - 72

PAGS was f o unded in 2006 15 years PagBank Clients 1 12.2 milli o n l isted as a public company at NYSE 4 years M erchants 2 7.7 million Imagem simplifying to INCLUDE + including to DEMOCRATIZE is the # of micro - merchants that became formalized after subscribing to our services >38% is the # of new merchants that started to accept cards payments for the first time through PAGS ~80% 1. Data based on internal research done in Jan - 20, considering the active merchants in the last 60 days is the # of merchants under 30 years old ~30% 3 Born to create shared value to all
PAGS DAY 2021 - 73

#1 ESG internal diagnosis w ith internal stakeholders and data #1 materiality analysis c onducted by an external partner based on 2019 and 2020 data #1 GHG inventory 43% of women on the Board of Directors (certified by Women on Board) Demographics and i nternal diversity survey WOB.png Signing of the United Nations Global Compact 11c2e4b51fec8d5e23ea0a718c5f08fc7ccd2640---UNGC_logo.png 2020 report (GRI - referenced ) #1 ESG report in 2020 4 But we can do more…
PAGS DAY 2021 - 74

2021 Report to be released in 2022 #1 ESG report complied with GRI standards 2019, 2020 and 2021 data on global standard platform #1 GHG emissions reported on a global standard Conducted by an external partner based on 2019 and 2020 data Reducing GHG emissions , becoming carbon neutral company GRI.png Imagem Go Eco | Samsung Ireland ProBit Exchange Lists Moss Carbon Credit (MCO2) | by ProBit Exchange | ProBit Global | Medium 5 ...to be comply with the highest standards…
PAGS DAY 2021 - 75

Imagem To develop an ESG framework Hiring an ESG Manager In order to advise the Board of Directors Establish a Sustainability Com m it tee To be approved by the Board of Directors and the Sustainability Committee Development of a Sustainability/ESG Strategic Plan 6 …creating shared value to all stakeholders
PAGS DAY 2021 - 76

This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F . Non - GAAP Financial Measures; Forward - Looking Statements 7
PAGS DAY 2021 - 77

ROGERIO GOULART CHIEF RISK OFFICER
PAGS DAY 2021 - 78

Rogerio Goulart Chief Risk Officer Education • Master of Science Degree: Financial Engineering from USP • Bachelor’s Degree: Civil Engineering from USP Professional Background banco inter logo-banco safra-logo - Banco Original Logo - Logo Itaú Logo
PAGS DAY 2021 - 79

Rogerio Goulart Chief Risk Officer Education • Master of Science Degree: Financial Engineering from USP • Bachelor’s Degree: Civil Engineering from USP Professional Background banco-safra-logo - HubSoft - Wiki HubSoft – Wiki Banco Original Logo - Itaú Logo -
Building up a sustainable credit model Credit Product tied to debtor’s need Certify the merchant’s know - how No postpone a merchant’s bankruptcy with a loan Credit card receivables as a tool for collection STATEMENTS 3
PAGS DAY 2021 - 80

Solid pillars lead to healthy asset quality MASSIVE DATA TEAM OF EXPERTS FLEXIBLE PLATFORM Imagem Imagem Imagem Geo - processed socio - economic data Financial system behavior Credit bureaus Cash flow conduct Result oriented Knowledge Use of right tools Modular structure Fast setup Simple implementation 4
PAGS DAY 2021 - 81

CREDIT CARDS¹ WORK ING CAPITAL LOAN¹ 2019 3Q21 - 59% 2019 3Q21 - 37% 5 NPL90 trending down to mid - to - high single digit 1. NPL90 Lagged: Non - performing loans rate regardless the effects of the increase of the portfolio amount.
PAGS DAY 2021 - 82

Developing our competitive advantages • Seasoned Team • Close relationship with customers • Credit process based on debtors’ quality • Self - sufficient credit process analysis • PAGS’ credit offer is the client’s first choice 6 …
PAGS DAY 2021 - 83

…it’s a job that never ends Icon Description automatically generated GOALS Increase share of credit products in PAGS’ revenues and profits Credit platform consolidation Risk - return pricing process Credit collection models’ continuous improvement Expand credit products to our customers 7
PAGS DAY 2021 - 84

Non - GAAP Financial Measures; Forward - Looking Statements This presentation includes certain non - GAAP measures . We present non - GAAP measures when we believe that the additional information is useful and meaningful to investors . These non - GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future . Specifically, we believe the non - GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook . These measures may be different from non - GAAP financial measures used by other companies . The presentation of this non - GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB . Non - GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS . These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures . You can find the reconciliation of these non - GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11 , 2021 available on our website : https : //investors . pagseguro . com . This presentation also includes “forward - looking statements” within the meaning of the U . S . federal securities laws . Statements contained herein that are not clearly historical in nature are forward - looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward - looking statements . Forward - looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium - term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation . Our actual results could differ materially from those predicted or implied by forward - looking statements . We cannot guarantee that such statements will prove correct . These forward - looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID - 19 , pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control . As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward - looking statements in this presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented . In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance . Because of these uncertainties, you should not make any investment decision based upon these estimates and forward - looking statements . We assume no obligation to update such forward - looking statements . To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U . S . Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in our annual report on Form 20 - F
PAGS DAY 2021 - 85

ARTUR SCHUNCK CHIEF FINANCIAL OFFICER
PAGS DAY 2021 - 86

Artur Schunck Artur Schunck Chief Financial Officer Education • Master’s Degree: Business Administration from FGV • Bachelor’s Degree: Business Administration from PUC - RS Professional Background Walmart Logo -
PAGS DAY 2021 - 87

BRAZIL DEVELOPMENT OPPORTUNITY GROWTH FUTURE ECONOMY HUGE INNOVATION AGRICULTURE CREATIVITY SAMBA DIVERSITY PAGS
PAGS DAY 2021 - 88

Brazilian macroeconomic expectations Higher inflation with mixed impacts on TPV and revenue BRL devaluation vs. USD might impact CAPEX Financial Interest Expenses will continue under pressure High unemployment might support more individual entrepreneurs GDP growth recovery slower than expected 2022 elections might add higher volatility and postpone reforms Brazilian Basic Interest Rate BCB Focus Report B3 Projections 6.3% 3.0% 3.8% 4.3% 4.5% 9.8% 4.6% 3.3% 3.1% 3.1% 3.1% 2016 2017 2018 2019 2020 2021e 2022e 2023e 2024e 2025e 2026e 13.8% 7.0% 6.5% 4.5% 2.0% 9.3% 11.0% 11.9% 11.7% 11.6% 11.6% 7.5% 7.0%
PAGS DAY 2021 - 89

Outstanding performance in the last 5 years TPV NET REVENUE NET INCOME¹ R$ billion R$ billion R$ billion 390.1 9.3 6.8 1.5 231.3 1.5 1.4 5.7 1.1 4.3 135.0 2.5 76.1 0.5 1.1 38.5 0.1 2016 2017 2018 2019 2020 2021LTM 2016 2017 2018 2019 2020 2021 LTM 2016 2017 2018 2019 2020 2021LTM ACTIVE MERCHANTS PAGBANK ACTIVE CLIENTS CASH POSITION # million # million R$ billion 2016 2017 2018 2019 2020 3Q21 2019 2020 3Q21 2016 Sep-21 1. Non-GAAP.
PAGS DAY 2021 - 90

PagSeguro will continue to drive higher volumes… BRZ ACQUIRING TPV TRENDS¹ R$ billion Market share grew from 3.5% to 9.7% since the IPO PAGS TPV has been growing almost twice vs. Brz market Expecting strong TPV growth, above the industry 1. Internal projections.
PAGS DAY 2021 - 91

…while upselling and cross-selling PagBank products BRAZILIAN BANKING PRODUCTS REVENUE POOL¹ 2021 R$614B Opportunity R$39B R$514B R$21B R$25B R$15B + +++ Payments Credit Investments Insurance Banking Services Acquiring Acquiring + Banking 1. ABECS (Brazilian Cards Association); Central Bank of Brazil, investor relations’ websites and JP Morgan Research; SUSEP, Fenacor and Cnseg ; International Data Corporation (IDC Software Report) and Goldman Sachs Research; Anbima Retail Investment Statistics and PAGS internal estimates.
PAGS DAY 2021 - 92

PagBank volumes indicates lots of room to grow… AVERAGE REVENUE PER USER¹ 30% Revenue Share for 4Q24 PagBank Adjusted EBITDA Breakeven R$2.053 Estimated for 4Q22 R$342 R$83 PagBank Inter and Nubank Bradesco, Itaú, and Santander 1. ARPU: LTM Revenue / (Active client last 5 quarters average). Source: companies’ public information.
PAGS DAY 2021 - 93

PAGS long-term view Best balance between growth and profitability
PAGS DAY 2021 - 94

Non-GAAP Financial Measures; Forward-Looking Statements This presentation includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. You can find the reconciliation of these non-GAAP measures to the most directly comparable GAAP measures for historical periods in our earnings release of November 11, 2021 available on our website: https://investors.pagseguro.com. This presentation also includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding our projected financial and operational results, medium-term outlook and future growth of our business, the impact and timing of products launches and acquisitions, and capital allocation. Our actual results could differ materially from those predicted or implied by forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this presentation. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this presentation might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. We assume no obligation to update such forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.
PAGS DAY 2021 - 95

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director